Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co.,Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2025, the condensed separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2025 and 2024, and notes, comprising of material accounting policy information and other explanatory information.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Review Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The separate statement of financial position of the Company as of December 31, 2024, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2025, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2024, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

This report is effective as of May 15, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

May 15, 2025

Seoul, Korea

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In millions of won)	Note		March 31, 2025 (Unaudited)	December 31, 2024

Assets
Cash and due from banks at amortized cost	4, 5, 24	~~W~~	376,612	151,143
Financial assets at fair value through profit or loss	4, 6, 24		4,596,273	2,552,750
Loans at amortized cost	4, 7, 24		3,314,502	3,837,298
Property and equipment	24		6,473	6,509
Intangible assets			6,642	6,488
Investments in subsidiaries	8		30,723,705	30,623,651
Net defined benefit assets	11		766	5,622
Other assets	4, 7, 24		618,850	488,842
Total assets		~~W~~	39,643,823	37,672,303

Liabilities
Borrowings	4, 9		9,748	19,914
Debt securities issued	4, 10, 24		10,045,455	10,731,336
Deferred tax liabilities			21,174	20,518
Other liabilities	4, 24		907,763	552,360
Total liabilities			10,984,140	11,324,128

Equity	12
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,998,956	4,600,121
Capital surplus			11,350,744	11,350,744
Capital adjustments			(571,760)	(296,024)
Accumulated other comprehensive loss			(9,307)	(9,307)
Retained earnings			9,921,409	7,733,000
Total equity			28,659,683	26,348,175
Total liabilities and equity		~~W~~	39,643,823	37,672,303

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2025 and 2024

		Three-month periods ended March 31
(In millions of won, except earnings per share data)	Note	2025 (Unaudited)	2024 (Unaudited)

Interest income	21, 24	21,581	25,250
Interest expense	24	(83,318)	(81,310)
Net interest expense	13	(61,737)	(56,060)

Fees and commission income	21, 24	17,759	17,381
Fees and commission expense	24	(147)	(33)
Net fees and commission income	14	17,612	17,348

Dividend income	15, 21, 24	2,560,051	1,834,169
Net gain(loss) on financial instruments at fair value through profit or loss	21	17,297	13,170
Net foreign currency transaction gain(loss)	21	366	(811)
Reversal of (provision for) credit loss allowance	16, 21	73	(74)
General and administrative expense	17, 24	(29,687)	(32,692)

Operating income		2,503,975	1,775,050

Non-operating income(expenses)		(3,102)	(359)

Profit before income taxes		2,500,873	1,774,691

Income tax expense	19	1,592	1,520
Profit for the period		2,499,281	1,773,171

Other comprehensive income (loss) for the period, net of income tax Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit asset		-	-
Total comprehensive income for the period		2,499,281	1,773,171

Basic and diluted earnings per share in won	20	4,957	3,396

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2025 and 2024

		Capital stock	Hybrid Bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	11,350,744	(148,464)	(6,642)	7,932,131	26,099,141
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,773,171	1,773,171
		-	-	-	-	-	1,773,171	1,773,171
Transactions with owners:
Dividends		-	-	-	-	-	(268,697)	(268,697)
Dividend to hybrid bonds		-	-	-	-	-	(35,736)	(35,736)
Transfer to retained earning of redemption loss of hybrid bonds		-	-	-	102,667	-	(102,667)	-
Issuance of hybrid bonds		-	398,833	-	-	-	-	398,833
Acquisition of treasury stock		-	-	-	(150,300)	-	-	(150,300)
Retirement of treasury stock		-	-	-	150,300	-	(150,353)	(53)
		-	398,833	-	102,667	-	(557,453)	(55,953)
Balance at March 31, 2024 (Unaudited)	~~W~~	2,969,641	4,400,564	11,350,744	(45,797)	(6,642)	9,147,849	27,816,359

		Capital stock	Hybrid Bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2025	~~W~~	2,969,641	4,600,121	11,350,744	(296,024)	(9,307)	7,733,000	26,348,175
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	2,499,281	2,499,281
		-	-	-	-	-	2,499,281	2,499,281
Transactions with owners:
Dividends		-	-	-	-	-	(267,755)	(267,755)
Dividend to hybrid bonds		-	-	-	-	-	(42,590)	(42,590)
Transfer to retained earning of redemption loss of hybrid bonds		-	-	-	524	-	(524)	-
Issuance of hybrid bonds		-	398,835	-	-	-	-	398,835
Acquisition of treasury stock		-	-	-	(276,260)	-	-	(276,260)
Retirement of treasury stock		-	-	-	-	-	(3)	(3)
		-	398,835	-	(275,736)	-	(310,872)	(187,773)
Balance at March 31, 2025 (Unaudited)	~~W~~	2,969,641	4,998,956	11,350,744	(571,760)	(9,307)	9,921,409	28,659,683

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2025 and 2024

			Three-month periods ended March 31
(In millions of won)	Note		2025 (Unaudited)	2024 (Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	2,499,281	1,773,171
Adjustments for:
Interest income			(21,581)	(25,250)
Interest expense			83,318	81,310
Dividend income			(2,560,051)	(1,834,169)
Corporate tax expense			1,592	1,520
Net gain(loss) on financial instruments at fair value through profit or loss			(9,872)	(4,622)
Provision for(reversal of) credit loss allowance			(73)	74
Employee costs			690	2,369
Depreciation and amortization			1,043	1,235
Net foreign currency translation gain			(28)	963
Non-operating expense			2,270	104
			(2,502,692)	(1,776,466)
Changes in assets and liabilities:
Financial instruments at fair value through profit or loss			(2,034,449)	(2,144,112)
Other assets			(751)	(78,661)
Net defined benefit asset			(235)	(1,843)
Other liabilities			(7,557)	(11,749)
			(2,042,992)	(2,236,365)

Interest received			32,335	29,972
Interest paid			(102,764)	(93,970)
Dividend received			2,554,854	1,831,552
Income tax paid			(1,820)	(1,560)
Net cash provided by operating activities			436,202	(473,666)

Cash flows from investing activities
Lending of loans at amortized cost			(269,693)	(159,623)
Collection of loans at amortized cost			790,300	115,000
Acquisition of property and equipment			(53)	(1,896)
Acquisition of intangible assets			(377)	(163)
Disposal of intangible assets			-	1,000
Increase in other assets			(8,225)	(601)
Decrease in other assets			-	71
Acquisition of investments in subsidiaries			(100,054)	-
Net cash used in investing activities		~~W~~	411,898	(46,212)

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Cash Flows (Continued)

For the three-month periods ended March 31, 2025 and 2024

			Three-month periods ended March 31
(In millions of won)	Note		2025 (Unaudited)	2024 (Unaudited)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	398,835	398,833
Issuance of debt securities			599,030	609,016
Repayments of debt securities issued			(1,285,000)	(240,000)
Increase in borrowings			9,700	9,630
Decrease in borrowings			(20,000)	(65,000)
Dividends paid			(48,668)	(41,809)
Acquisition of treasury stock			(276,260)	(150,300)
Retirement costs of treasury stock			(3)	(53)
Repayments of leased liabilities			(171)	(389)
Net cash inflow from financing activities			(622,537)	519,928

Net increase(decrease) in cash and cash equivalents			225,563	50

Cash and cash equivalents at the beginning of the period	23		151,204	19

Cash and cash equivalents at the end of the period	23	~~W~~	376,767	69

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a)
Statement of compliance

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying condensed separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. These condensed separate interim financial statements were prepared in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements and contain less information than required in the annual separate financial statements. Selective comments include a description of transactions or events that are significant in understanding the changes in the financial position and management performance of the Company that occurred after December 31, 2024.

The condensed separate interim financial statements of the Company are separate financial statements prepared in accordance with K-IFRS No. 1027 ‘Separate Financial Statements’, in which presented on the basis of direct equity investments, not on that the controlling company, equity interests in associates and joint ventures does not base the investment on the investee’s reported performance and net assets.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2024 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

3. Material accounting policies

(a) The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2024, except for the following amendments that have been applied for the first time since January 1, 2025 and as described in Note 2(b).

i) Amendment to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. There is no significant impact on the separate financial statements from these amendments.

(b)
As of March 31, 2025, the newly enacted and disclosed but not yet effective new K-IFRS are as follows:

i) K-IFRS 1109 ‘Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures’ – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The company is currently assessing the impacts of these amendments on the separate financial statements.

ii) Annual Improvements to Korean International Financial Reporting Standards (K-IFRS)

The amendments are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The company expects there is no significant impact on the separate financial statements from these amendments.

- K-IFRS 1109 ‘Financial Instruments’ – derecognition of lease liabilities and transaction price

- K-IFRS 1110 ‘Consolidated Financial Statements’ – determination of ‘de facto agent’

- K-IFRS 1101 ‘First-time adoption of Korean International Financial Reporting Standards’ – hedge accounting adoption

- K-IFRS 1107 ‘Financial Instruments: Disclosures’ – Gain or loss on derecognition

- K-IFRS 1007 ‘Statement of Cash Flows’ – Cost method

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”) manage various risks that may arise within business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management principles

The Group's risk management principles are as follows.

- All sales activities should be carried out in consideration of the balance between risk and profit within the preset risk propensity.

- The parent company presents group risk management best practices, supervises compliance, and has responsibility and authority for monitoring at the group level.

- Operate a risk-related decision-making system that enhances management involvement.

- Organize and operate a risk management organization independent of the sales department.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for proactive and practical risk management functions.

- Share a careful view of the possibility of worsening the situation even in normal times.

ii) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the “Group Risk Management Committee”) within the Board of Directors of the controlling company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the controlling company performs the risk management and supervision by assisting the group's chief risk manager.

Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees and management level risk groups of each subsidiary establish and manage detailed risk limits by risk type, department, desk, and product.

ii-1) Group Risk Management Committee

Establish a risk management system for the parent company and each subsidiary, and comprehensively manage group risk, including the establishment and approval of the group's risk policies and limits. The committee consists of directors of the parent company.

The Committee's resolutions are as follows.

- Establish a basic risk management policy consistent with the management strategy

- Determination of the risk level that can be borne by the group and each subsidiary

- Approve the appropriate investment limit or loss allowance limit

- Establishment and revision of group risk management regulations and group risk council regulations

- Matters concerning risk management organizational structure and division of duties

- Matters concerning the operation of the risk management system

- Matters concerning the establishment of various limits and approval of excess limits

- Decisions related to the approval of the group's internal rating law for non-retail and retail credit rating systems by the Financial Supervisory Service

- Matters concerning risk disclosure policy

- Results of crisis situation analysis and related capital management plans and financing plans

- Matters deemed necessary by the board of directors

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial risk management (continued)

(a) Overview (continued)

ii-1) Group Risk Management Committee(continued)

- Matters required by external regulations such as the Financial Services Commission, and matters prescribed by other regulations, guidelines, etc.

- Matters deemed necessary by the Chairperson

ii-2) Group Risk Management Council

In order to maintain the Group's risk policies and strategies consistently, discuss all risk-related matters of the Group and make resolutions on matters necessary to implement the policies prescribed by the Group Risk Management Committee. The members shall be chaired by the risk management officer of the group and shall be comprised of the risk management officer of the major subsidiaries.

iii) Risk management framework

iii-1) Risk Capital Management

Risk capital refers to capital required to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of its risk appetite, which is a datum point on the level of risk burden compared to available capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system control risk to an appropriate level.

iii-2) Risk monitoring

The Group proactively manages risks by periodically identifying risk factors that may affect the group’s business environment, through a multidimensional risk monitoring system. Each subsidiary is required to report to the Company any factors that could have a material impact on the group-level risk management, and the Company prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Group performs preemptive risk management through a “Risk Dashboard” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each subsidiary, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

iii-3) Risk review

When promoting new products and new businesses and changing major policies, risk factors are reviewed by a pre-defined checklist to block reckless promotion of businesses that are not easy to judge risks and support rational decision-making.

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

iii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “cautious’, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon

4. Financial risk management (continued)

(a) Overview (continued)

iii-4) Crisis management (continued)

the happening of any contingency at two or more subsidiary levels, the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on the balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. This information includes the default experience data we have and the analysis results of internal credit rating experts.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit rating is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

i-1-3) Significant increases in credit risk

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk, and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue by 90 days or more from the contractual payment date,

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal observation data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred, and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating this forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing data obtained from past experience and drew correlations across credit risk for each variable. After that, the Company has reflected the forward-looking information through a regression estimation.

Key macroeconomic variables	Correlation with credit risk
GDP growth rate	(-)
Private consumption index growth rate	(-)
Index of equipment investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account ($0.1 billion)	(-)

The predicted correlations between the macroeconomic variables and the risk of default used by the Company are derived based on data from the past over ten years.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data and the statistical techniques developed internally and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed by considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain the homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of the Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of March 31, 2025 and December 31, 2024 are as follows:

			March 31, 2025	December 31, 2024
Due from banks and loans at amortized cost (*1):	Banks	~~W~~	376,612	151,143
	Corporations		3,314,502	3,837,298
			3,691,114	3,988,441
Financial assets at fair value through profit or loss			3,105,452	1,069,628
Other financial assets at amortized cost (*1), (*2)			618,589	488,756
		~~W~~	7,415,155	5,546,825

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) It is comprised of accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information of financial assets by credit risk

Detailed information of financial assets at amortized costs on impairment as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*):
Banks	~~W~~	376,770	-	376,770	(158)	376,612
Corporations		3,315,888	-	3,315,888	(1,386)	3,314,502
		3,692,658	-	3,692,658	(1,544)	3,691,114
Other financial assets at amortized cost		618,838	-	618,838	(249)	618,589
	~~W~~	4,311,496	-	4,311,496	(1,793)	4,309,703

		December 31, 2024
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	151,206	-	151,206	(63)	151,143
Corporations		3,838,903	-	3,838,903	(1,605)	3,837,298
		3,990,109	-	3,990,109	(1,668)	3,988,441
Other financial assets at amortized cost		488,954	-	488,954	(198)	488,756
	~~W~~	4,479,063	-	4,479,063	(1,866)	4,477,197

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of March 31, 2025 and December 31, 2024 is classified as Prime. The distinction between Prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

According to the Financial Holding Companies Act, the Company manages liquidity so that the total amount of assets with a residual maturity of less than one month in financial statements exceeds the total amount of liabilities with a residual maturity of less than one month as of the end of each month.

Contractual maturities for non-derivative financial liabilities as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities(*)
Borrowings		-	-	-	10,000	-	-	10,000
Debt securities issued	~~W~~	378,376	450,589	487,294	2,091,648	7,294,151	152,569	10,854,627
Other financial liabilities		364,392	95,539	57,753	79,998	84,871	-	682,553
	~~W~~	742,768	546,128	545,047	2,181,646	7,379,022	152,569	11,547,180
		December 31, 2024
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities(*)
Borrowings		10,000	10,000	-	-	-	-	20,000
Debt securities issued	~~W~~	47,194	1,341,073	824,623	1,108,604	8,046,442	214,183	11,582,119
Other financial liabilities		26,469	7,221	198,009	16,128	105,779	-	353,606
	~~W~~	83,663	1,358,294	1,022,632	1,124,732	8,152,221	214,183	11,955,725

(*) The amounts include both principal and interest cash flows of financial liabilities.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over-The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Company uses a variety of evaluation methods and makes rational assumptions based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined using valuation techniques; such as, a method of using recent transactions between independent parties with reasonable judgement and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

• Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

• Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

• Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	3,105,452	1,490,821	4,596,273

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	1,069,628	1,483,122	2,552,750

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

		March 31, 2025
		Financial assets measured
		at FVTPL
Beginning balance	~~W~~	1,483,122
Recognized in profit or loss		7,699
Ending balance	~~W~~	1,490,821

		December 31, 2024
		Financial assets measured
		at FVTPL
Beginning balance	~~W~~	1,250,605
Recognized in profit or loss		82,517
Purchases		150,000
Ending balance	~~W~~	1,483,122

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of March 31, 2025 and December 31, 2024 are as follows:

	Classification	Valuation techniques	Type	Book Value	Inputs
2025	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	3,105,452	Prices of underlying assets such as bonds
2024	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	1,069,628	Prices of underlying assets such as bonds,

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model (*)	Hybrid bonds	~~W~~	1,490,821	Volatility of interest rate	0.45%~1.09%

(*) It is calculated by applying the Hull-White model method.

	December 31, 2024
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model (*)	Hybrid bonds	~~W~~	1,483,122	Volatility of interest rate	0.47%~1.13%

(*) It is calculated by applying the Hull-White model method.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity to changes in unobservable inputs

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of March 31, 2025 and December 31, 2024 are as follows:

			March 31, 2025
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets measured at FVTPL	~~W~~	429	(411)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

			December 31, 2024
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets measured at FVTPL	~~W~~	493	(524)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks

The carrying amount and the fair value for cash are identical and most deposits are either floating interest rate deposits or next-day deposits of short-term instruments. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025		December 31, 2024
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	376,612	376,612	151,143	151,143
Loans at amortized cost		3,314,502	3,306,352	3,837,298	3,814,558
Other financial assets		618,589	618,589	488,756	488,756
	~~W~~	4,309,703	4,301,553	4,477,197	4,454,457
Liabilities:
Borrowings	~~W~~	9,748	9,765	19,914	19,922
Debt securities issued		10,045,455	10,128,722	10,731,336	10,761,924
Other financial liabilities		726,445	726,445	418,727	418,727
	~~W~~	10,781,648	10,864,932	11,169,977	11,200,573

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	376,609	3	-	376,612
Loans at amortized cost		-	-	3,306,352	3,306,352
Other financial assets		-	-	618,589	618,589
	~~W~~	376,609	3	3,924,941	4,301,553
Liabilities:
Borrowings	~~W~~	-	9,765	-	9,765
Debt securities issued		-	10,128,722	-	10,128,722
Other financial liabilities		-	-	726,445	726,445
	~~W~~	-	10,138,487	726,445	10,864,932

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	151,140	3	-	151,143
Loans at amortized cost		-	-	3,814,558	3,814,558
Other financial assets		-	-	488,756	488,756
	~~W~~	151,140	3	4,303,314	4,454,457
Liabilities:
Borrowings	~~W~~	-	19,922	-	19,922
Debt securities issued		-	10,761,924	-	10,761,924
Other financial liabilities		-	-	418,727	418,727
	~~W~~	-	10,781,846	418,727	11,200,573

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of March 31, 2025 and December 31, 2024 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	March 31, 2025
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,306,352	Discount rate
Other financial assets	DCF		618,589	Discount rate
		~~W~~	3,924,944
Liabilities:
Borrowings	DCF	~~W~~	9,765	Discount rate
Debt securities issued	DCF		10,128,722	Discount rate
Other financial liabilities	DCF		726,445	Discount rate
		~~W~~	10,864,932

	December 31, 2024
	Valuation technique		Fair value	Inputs
Assets:	`
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,814,558	Discount rate
Other financial assets	DCF		488,756	Discount rate
		~~W~~	4,303,317
Liabilities:
Borrowings	DCF	~~W~~	19,922	Discount rate
Debt securities issued	DCF		10,761,924	Discount rate
Other financial liabilities	DCF		418,727	Discount rate
		~~W~~	11,200,573

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	376,612	-
Financial assets at fair value through profit or loss		4,596,273	-	-
Loans at amortized cost		-	3,314,502	-
Other financial assets		-	618,589	-
	~~W~~	4,596,273	4,309,703	-
Liabilities:
Borrowings	~~W~~	-	-	9,748
Debt securities issued		-	-	10,045,455
Other financial liabilities		-	-	726,445
	~~W~~	-	-	10,781,648

		December 31, 2024
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	151,143	-
Financial assets at fair value through profit or loss		2,552,750	-	-
Loans at amortized cost		-	3,837,298	-
Other financial assets		-	488,756	-
	~~W~~	2,552,750	4,477,197	-
Liabilities:
Borrowings	~~W~~	-	-	19,914
Debt securities issued		-	-	10,731,336
Other financial liabilities		-	-	418,727
	~~W~~	-	-	11,169,977

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

5. Restricted due from banks

Guaranteed deposits on bank accounts that are subject to restriction according to the Banking Act and other related enforcement decree as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Margin deposit for current account	~~W~~	3	3

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Beneficiary certificates
Beneficiary certificates in Korean won	~~W~~	3,056,669	1,023,281
Beneficiary certificates in foreign currency		48,783	46,347
		3,105,452	1,069,628
Hybrid Bonds
Hybrid Bonds in Korean won		1,120,923	1,114,676
Hybrid Bonds in foreign currency		369,898	368,446
	~~W~~	1,490,821	1,483,122
		4,596,273	2,552,750

7. Loans at amortized cost

(a) Loans at amortized cost as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Corporate loans	~~W~~	3,315,888	3,838,903
Less: allowance		(1,386)	(1,605)
	~~W~~	3,314,502	3,837,298

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

7. Loans at amortized cost (continued)

(b) Changes in loans at amortized cost and other assets for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

		March 31, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	3,838,903	-	-	640,160	-	-	4,479,063
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		270,000	-	-	-	-	-	270,000
Collection		(790,300)	-	-	-	-	-	(790,300)
Others (*)		(2,715)	-	-	355,448	-	-	352,733
Ending balance	~~W~~	3,315,888	-	-	995,608	-	-	4,311,496

(*) Other changes are due to dividends receivables from subsidiaries, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	4,052,900	-	-	507,378	-	-	4,560,278
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		180,000	-	-	-	-	-	180,000
Collection		(615,000)	-	-	-	-	-	(615,000)
Others (*)		221,003	-	-	132,782	-	-	353,785
Ending balance	~~W~~	3,838,903	-	-	640,160	-	-	4,479,063

(*) Other changes are due to dividends receivables from subsidiaries, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

7. Loans at amortized cost (continued)

(c) Changes in credit loss allowance for loans at amortized cost and other assets for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

		March 31, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	1,605	-	-	261	-	-	1,866
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision (reversal)		(219)	-	-	146	-	-	(73)
Ending allowance	~~W~~	1,386	-	-	407	-	-	1,793

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	1,896	-	-	185	-	-	2,081
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision (reversal)		(291)	-	-	76	-	-	(215)
Ending allowance	~~W~~	1,605	-	-	261	-	-	1,866

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

8. Investments in subsidiaries

Investments in subsidiaries as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025		December 31, 2024
Investees	Ownership percentage (%)	Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0	13,617,579	100.0		13,617,579
Shinhan Card Co., Ltd	100.0	7,919,672	100.0		7,919,672
Shinhan Securities Co., Ltd	100.0	3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd	100.0	4,204,526	100.0		4,204,533
Shinhan Capital Co., Ltd	100.0	558,921	100.0		558,921
Shinhan Asset Management Co., Ltd	100.0	326,206	100.0		326,206
Jeju Bank	75.3	179,643	75.3		179,643
Shinhan Savings Bank	100.0	157,065	100.0		157,065
Shinhan Asset Trust Co. Ltd	100.0	364,789	100.0		364,789
Shinhan DS	100.0	23,026	100.0		23,026
Shinhan Fund Partners Co., Ltd	99.8	50,092	99.8		50,092
Shinhan REITs Management Co., Ltd	100.0	30,000	100.0		30,000
Shinhan Venture Investment Co., Ltd.	100.0	75,840	100.0		75,840
Shinhan EZ General Insurance, Ltd (*)	91.7	206,271	85.1		106,210
SHC Management Co., Ltd	100.0	8,655	100.0		8,655
		30,723,705		~~W~~	30,623,651

(*) During the current quarter, the company participated in a common stock rights offering in the amount of ~~W~~ 100,000 million.

9. Borrowings

Borrowings as of March 31, 2025 and December 31, 2024 are as follows:

			March 31, 2025		December 31, 2024
	Lender	Period	Interest rate (%)	Amount	Interest rate (%)		Amount
Borrowings in Korean won	DB Financial Investment Co.,LTD.	2024.02.01 ~2025.01.30	-	-	3.71		9,969
		2025.01.31 ~2026.01.30	3.01	9,748	-		-
	Kyobo Securities Co., Ltd	2024.10.11 ~2025.02.26	-	-	3.54		9,945
				9,748		~~W~~	19,914

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

10. Debt securities issued

Debt securities issued as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025			December 31, 2024
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	1.40 ~ 6.17	~~W~~	8,590,000	1.40 ~ 6.17	~~W~~	8,540,000
Discount			(6,695)			(6,551)
			8,583,305			8,533,449

Debt securities issued in foreign currency :
Debt securities issued	1.37 ~ 5.06		1,466,500	1.37 ~ 5.06		1,470,000
Subordinated debt securities issued	-		-	3.34		735,000
Discount			(4,350)			(7,113)
			1,462,150			2,197,887
		~~W~~	10,045,455		~~W~~	10,731,336

11. Net defined benefit assets and liabilities

(a) Defined benefit obligations and plan assets as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Present value of defined benefit obligations	~~W~~	27,535	23,895
Fair value of plan assets		(28,301)	(29,517)
Recognized assets for defined benefit obligations	~~W~~	(766)	(5,622)

(b) Net income relating to defined benefit liabilities(assets) for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Current service costs	~~W~~	442	497
Net interest income		(89)	(25)
	~~W~~	353	472

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

12. Equity

(a) Equity as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Capital stock (*1)
Common stock	~~W~~	2,695,586	2,695,586
Preferred stock		274,055	274,055
		2,969,641	2,969,641

Hybrid bonds		4,998,956	4,600,121

Capital surplus
Share premium		11,350,744	11,350,744

Capital adjustments		(571,760)	(296,024)

Accumulated other comprehensive loss		(9,307)	(9,307)
Retained earnings
Legal reserve (*2)		2,969,641	2,865,461
Regulatory reserve for loan losses		20,462	20,656
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,929,306	4,844,883
		9,921,409	7,733,000
	~~W~~	28,659,683	26,348,175

(*1) Due to the retirement of earned surplus reserve, the capital is different from the total face value of the issued stock.

(*2) Legal reserve is restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may only be used to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

12. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of March 31, 2025 and December 31, 2024 are as follows:

	Issue date	Maturity date	Interest rate (%)		March 31, 2025	December 31, 2024
	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
Hybrid bonds in KRW	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	398,833
	September 12, 2024	Perpetual bond	4.00		399,033	399,033
	February 13, 2025	Perpetual bond	3.90		398,835	-
Hybrid bonds in USD	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,998,956	4,600,121

(*) For the three-month period ended March 31, 2025, the deduction for capital related to hybrid bond issued is ~~W~~ 1,165 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date; and has the rights to extend the maturity under the same condition.

(c) Capital adjustments

i) Changes in accumulated capital adjustments for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Beginning balance	~~W~~	(296,024)	(148,464)
Disposal of retained earnings		524	102,667
Repayment of hybrid bonds		-	(524)
Acquisition of treasury stock		(276,260)	(700,300)
Disposal of treasury stock		-	297
Retirement of treasury stock		-	450,300
Ending balance	~~W~~	(571,760)	(296,024)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

12. Equity (continued)

ii) Changes in treasury stocks for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

			March 31, 2025
		Beginning balance	Acquisition	Disposal	Retirement	Ending balance
The number of shares		4,585,561	5,917,700	-	-	10,503,261
Book value	~~W~~	250,000	276,260	-	-	526,260

			December 31, 2024
		Beginning balance	Acquisition	Disposal	Retirement (*)	Ending balance
The number of shares		6,352	13,899,708	(6,353)	(9,314,146)	4,585,561
Book value	~~W~~	227	700,300	(227)	(450,300)	250,000

(*) The Company acquired treasury stocks for retirement during the previous period and completed the profit cancellation of 3,366,257 shares and 5,947,889 shares on March 22, 2024 and November 1, 2024 respectively.

(d) Changes in accumulated other comprehensive loss for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Beginning balance	~~W~~	(9,307)	(6,642)
Remeasurement of the defined benefit liabilities (assets)		-	(3,621)
Tax effect		-	956
Ending balance	~~W~~	(9,307)	(9,307)

(e) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses as of March 31, 2025 and December 31, 2024 are as follows

		March 31, 2025	December 31, 2024
Beginning balance	~~W~~	20,462	20,656
Planned regulatory reserve for loan losses		(803)	(194)
Ending balance	~~W~~	19,659	20,462

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Profit for the period	~~W~~	2,499,281	1,773,171
Provision for regulatory reserve for loan losses		803	(1,364)
Profit for the period adjusted for regulatory reserve	~~W~~	2,500,084	1,771,807
Basic and diluted earnings per share in won factoring in regulatory reserve(*)	~~W~~	4,959	3,394

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

13. Net interest expense

Net interest expense for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Interest income:
Cash and due from banks at amortized cost	~~W~~	1,870	122
Loans at amortized cost		19,564	24,580
Others		147	548
		21,581	25,250
Interest expense:
Borrowings		(134)	(2,315)
Debt securities issued		(83,176)	(78,975)
Others		(8)	(20)
		(83,318)	(81,310)
Net interest expense	~~W~~	(61,737)	(56,060)

14. Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Fees and commission income:
Royalty	~~W~~	17,759	17,375
Others		-	6
		17,759	17,381
Fees and commission expense:
Others		(147)	(33)
Net fees and commission income	~~W~~	17,612	17,348

15. Dividend income

Dividends income for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Dividend from subsidiaries	~~W~~	2,545,456	1,821,424
Dividend to hybrid bonds		14,595	12,745
	~~W~~	2,560,051	1,834,169

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

16. Provision for (reversal of) credit losses allowance

Provision for (reversal of) credit losses allowance for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Provision for (reversal of) credit losses allowance	~~W~~	(73)	74

17. General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Salaries:
Salary expenses and bonuses	~~W~~	10,831	11,682
Severance benefits		353	472
Rent		501	456
Lease		37	66
Entertainment		388	443
Depreciation		832	1,100
Amortization		211	135
Taxes and dues		339	283
Advertising		9,533	13,371
Others		6,662	4,684
	~~W~~	29,687	32,692

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

18. Share-based payments

(a) Performance shares granted as of March 31, 2025 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at March 31, 2025	194,267	2,282,555

Fair value per share in Korean won (*)	~~W~~ 33,122, ~~W~~ 37,387, ~~W~~ 37,081, ~~W~~ 38,156 and ~~W~~ 50,444 for the expiration of the exercising period from 2020 to 2024	~~W~~ 47,050

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(b) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	337	644	981

		March 31, 2024
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	1,897	14,091	15,988

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

18. Share-based payments (continued)

(c) Share-based compensation payable

In accordance with the share-based compensation agreements by the Company, the share-based compensation payable as of March 31, 2025 and December 31, 2024 are as follows.

		March 31, 2025
		Accrued expense
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	11,895	103,026	114,921

(*) As of March 31, 2025, the Company recognizes ~~W~~ 103,026 million to be preserved from the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

		December 31, 2024
		Accrued expense
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	16,396	135,356	151,752

(*) As of December 31, 2024, the Company recognizes ~~W~~ 135,356 million to be preserved from the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

19. Income taxes

Income tax expense for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Current income tax expense (*)	~~W~~	936	-
Temporary differences (*)		656	1,520
Income tax recognized directly in equity		-	-
Income tax expense	~~W~~	1,592	1,520

(*) Due to the application of the Global Minimum Corporate Tax, the income tax expense recognized for the current quarter is ~~W~~ 936 million. The Company does not recognize deferred tax assets and liabilities associated with the Global Minimum Corporate Tax Act by applying the temporary exception to deferred tax in K-IFRS No. 1012.

20. Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Net profit for the period	~~W~~	2,499,281	1,773,171
Less:
Dividends to hybrid bond		(42,590)	(35,736)
Net profit available for common stock	~~W~~	2,456,691	1,737,435
Weighted average number of common shares outstanding (*)		495,588,643	511,578,654
Basic and diluted earnings per share in Korean won	~~W~~	4,957	3,396

(*) The number of common shares issued by the Company is 503,445,325 shares as of the end of March 31, 2025. The above weighted average number of outstanding common stocks is calculated by including treasury stocks that are acquired and retired during the current and previous quarters.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

21. Operating income

Operating income for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Dividend income	~~W~~	2,560,051	1,834,169
Fees and commission income		17,759	17,381
Interest income		21,581	25,250
Gains on financial instruments at FVTPL		17,297	15,376
Gains on foreign currency transaction		4,575	85,930
Reversal of credit losses		73	-
	~~W~~	2,621,336	1,978,106

22. Commitments and contingencies

The Commitments with financial institutions for the three-month periods ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

			March 31, 2025		December 31, 2024
	Financial institutions		Borrowing Limit	Balance after Execution	Borrowing Limit	Balance after Execution
Borrowing agreement in Korean won	Korea Development Bank	~~W~~	100,000	-	100,000	-
	Kookmin Bank		200,000	-	200,000	-
	Hana Bank		200,000	-	200,000	-
		~~W~~	500,000	-	500,000	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

23. Statement of cash flows

(a) Cash and cash equivalents in the separate statements of cash flows as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Due from financial institutions with a maturity less than three months from date of acquisition	~~W~~	376,767	151,203

(b) Changes in liabilities arising from financing activities for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2025	~~W~~	19,914	10,731,336	843	10,752,093
Changes from cash flows		(10,300)	(685,970)	(171)	(696,441)
Changes from non-cash flows:
Amortization of discount on debentures		134	2,295	7	2,436
Foreign currency difference		-	(4,479)	-	(4,479)
Other changes:		-	2,273	123	2,396
Balance at March 31, 2025	~~W~~	9,748	10,045,455	802	10,056,005

		March 31, 2024
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2024	~~W~~	223,722	10,389,276	1,933	10,614,931
Changes from cash flows		(55,370)	369,016	(389)	313,257
Changes from non-cash flows:
Amortization of discount on debentures		1,136	1,347	(20)	2,463
Foreign currency difference		-	85,660	-	85,660
Other changes:		-	-	362	362
Balance at March 31, 2024	~~W~~	169,488	10,845,299	1,886	11,016,673

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of related parties in accordance with K-IFRS No.1024, and discloses the amount of transactions between the Company and related parties and the balance of receivables and payables. For details of subsidiaries, refer to 'Note 8'.

(a) Significant transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows:

Related party	Account		March 31, 2025	March 31, 2024
Revenue:
Shinhan Bank	Interest income	~~W~~	147	89
〃	Fees and commission income		11,610	10,421
〃	Dividend income		1,662,952	1,196,396
〃	Reversal of credit losses		-	3
Shinhan Card Co., Ltd.	Interest income		9,194	14,678
〃	Fees and commission income		3,335	3,563
〃	Dividend income		294,030	318,380
〃	Reversal of credit losses		537	-
Shinhan Securities Co., Ltd	Interest income		4,931	5,139
〃	Fees and commission income		881	1,276
〃	Dividend income		92,415	42,975
〃	Reversal of credit losses		367	-
Shinhan Life Insurance Co., Ltd.	Fees and commission income		1,220	1,184
〃	Dividend income		378,307	165,338
〃	Reversal of credit losses		2	-
Shinhan Capital Co., Ltd.	Interest income		3,290	3,388
〃	Fees and commission income		498	472
〃	Dividend income		31,382	78,177
〃	Reversal of credit losses		185	14
Jeju Bank	Fees and commission income		10	58
〃	Dividend income		2,420	2,420
〃	Reversal of credit losses		1	-
Shinhan Asset Management Co., Ltd.	Fees and commission income		41	97
〃	Dividend income		79,200	24,400
Shinhan DS	Interest income		81	112
〃	Fees and commission income		4	6
〃	Reversal of credit losses		-	2
Shinhan Fund Partners Co., Ltd.	Fees and commission income		26	33
〃	Dividend income		7,669	6,083
Shinhan Savings Bank	Interest income		664	668
〃	Fees and commission income		81	90
〃	Dividend income		10,000	-
Shinhan REITS management	Fees and commission income		19	21
Shinhan Asset Trust Co. Ltd.	Interest income		939	72
〃	Fees and commission income		24	141
〃	Dividend income		1,676	-
Shinhan Venture Investment Co., Ltd.	Interest income		522	646
〃	Fees and commission income		10	20
〃	Reversal of credit losses		25	-
		~~W~~	2,598,695	1,876,362

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions (continued)

(a) Significant transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows (continued):

Related party	Account		March 31, 2025	March 31, 2024
Expense:
Shinhan Bank	Interest expenses	~~W~~	-	11
〃	General and administrative expenses		335	610
〃	Provision for credit losses		44	-
Shinhan Card Co., Ltd.	Interest expenses		1	1
〃	General and administrative expenses		14	19
〃	Provision for credit losses		-	29
Shinhan Securities Co., Ltd.	Interest expenses		46	42
〃	Fees and commission expense (*)		150	470
〃	Provision for credit losses		-	16
Shinhan Life Insurance Co., Ltd.	Interest expenses		110	218
〃	Provision for credit losses		-	1
Shinhan Capital Co., Ltd.	Provision for credit losses		63	-
Shinhan DS	General and administrative expenses		468	415
〃	Provision for credit losses		2	-
Shinhan Fund Partners Co., Ltd.	Provision for credit losses		1	1
Shinhan Savings Bank	Provision for credit losses		535	-
Shinhan Asset Trust Co. Ltd.	Provision for credit losses		304	47
Shinhan Venture Investment Co., Ltd.	Provision for credit losses		-	1
		~~W~~	2,073	1,881

(*) It consists of commissions paid for acquisitions of hybrid bonds, and was directly deducted from the equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties as of March 31, 2025 and December 31, 2024 are as follows:

Creditor	Debtor	Account		March 31, 2025	December 31, 2024
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Cash and due from banks	~~W~~	20	12
〃	〃	Property and equipment		460	-
〃	〃	Other assets		383,711	270,791
〃	Shinhan Card Co., Ltd.	Financial assets at fair value through profit or loss (*1)		721,551	718,491
	〃	Loans		1,463,995	1,852,100
〃	〃	Reserve for loan losses		(612)	(774)
〃	〃	Property and equipment		86	101
〃	〃	Other assets		122,466	105,040
〃	Shinhan Securities Co., Ltd	Financial assets at fair value through profit or loss (*2)		369,898	368,446
〃	〃	Loans		728,851	862,890
〃	〃	Reserve for loan losses		(305)	(361)
〃	〃	Other assets		18,757	27,406
〃	Shinhan Life Insurance Co., Ltd.	Other assets		11,901	16,704
〃	Shinhan Capital Co., Ltd.	Financial assets at fair value through profit or loss (*3)		247,228	245,460
〃	〃	Loans		803,300	804,000
〃	〃	Reserve for loan losses		(336)	(336)
〃	〃	Other assets		30,933	20,470
〃	Shinhan Asset Management Co., Ltd.	Other assets		15,749	15,400
〃	Jeju Bank	Other assets		4,279	3,421
〃	Shinhan DS	Loans		9,743	9,969
〃	〃	Reserve for loan losses		(4)	(4)
〃	〃	Property and equipment		193	235
〃	〃	Intangible assets		106	112
〃	〃	Other assets		3,317	3,296
〃	Shinhan Fund Partners Co., Ltd.	Other assets		5,628	4,293

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties March 31, 2025 and December 31, 2024 are as follows (continued):

Creditor	Debtor	Account		March 31, 2025	December 31, 2024
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Savings Bank	Loans		150,000	150,000
〃	〃	Reserve for loan losses		(63)	(63)
〃	〃	Other assets		13,240	11,826
〃	Shinhan Asset Trust Co. Ltd.	Financial assets at fair value through profit or loss (*4)		152,144	150,725
〃	〃	Loans		100,000	100,000
〃	〃	Reserve for loan losses		(42)	(42)
〃	〃	Other assets		2,669	3,160
〃	Shinhan REITS management	Other assets		2,550	2,531
〃	Shinhan Venture Investment Co., Ltd.	Loans		60,000	59,944
〃	〃	Reserve for loan losses		(25)	(25)
〃	〃	Other assets		2,496	2,410
〃	Shinhan EZ General Insurance, Ltd	Other assets		173	167
			~~W~~	5,424,057	5,807,795
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	107	1,103
Shinhan Card Co., Ltd.	〃	Other liabilities		408	643
〃	〃	Debt security issued in won		10,000	-
Shinhan Securities Co., Ltd	〃	Other liabilities		137,204	91,463
Shinhan Life Insurance Co., Ltd.	〃	Debt security issued in won		-	30,000
〃	〃	Other liabilities		153,925	82,649
Shinhan Capital Co., Ltd.	〃	Other liabilities		-	14
Shinhan DS	〃	Other liabilities		37	43
			~~W~~	301,681	205,915

(*1) The amount represents the book value for the purchase of hybrid bonds, and includes gains of ~~W~~ 3,061 million and ~~W~~ 18,704 million on financial assets at fair value through profit or loss for the period ended March 31, 2025 and for the year ended December 31, 2024, respectively.

(*2) The amount represents the book value for the purchase of hybrid bonds, and includes gains of ~~W~~ 2,329 million and ~~W~~ 8,541 million on financial assets at fair value through profit or for the period ended March 31, 2025 and for the year ended December 31, 2024, respectively.

(*3) The amount represents the book value for the purchase of hybrid bonds, and includes gains of ~~W~~ 1,767 million and ~~W~~ 10,330 million on financial assets at fair value through profit or for the period ended March 31, 2025 and for the year ended December 31, 2024, respectively.

(*4) The amount represents the book value for the purchase of hybrid bonds, and includes gains of ~~W~~ 1,419 million and ~~W~~ 725 million on financial assets at fair value through profit or for the period ended March 31, 2025 and for the year ended December 31, 2024, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions (continued)

(c) Right-of-use assets and lease liabilities recognised through lease transactions with related parties as of March 31, 2025 and December 31, 2024 are as follows:

Related parties		March 31, 2025	December 31, 2024
Right-of-use assets
Shinhan Bank	~~W~~	460	-
Shinhan Card Co., Ltd.		86	101
	~~W~~	546	101

Lease liabilities
Shinhan Card Co., Ltd.		94	109
	~~W~~	94	109

(d) Financing transaction

Major financing transactions with related parties for the three-month periods ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

			March 31, 2025
		Beginning balance	Lending	Acquisition	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,570,590	200,000	-	(588,000)	2,956	2,185,546
Shinhan Securities Co., Ltd		1,231,335	-	-	(132,300)	(288)	1,098,747
Shinhan Capital Co., Ltd.		1,049,461	-	-	-	1,067	1,050,528
Shinhan Asset Trust Co. Ltd.		250,725	-	-	-	1,419	252,144
Shinhan Savings Bank		150,000	-	-	-	-	150,000
Shinhan DS		9,970	10,000	-	(10,000)	(225)	9,745
Shinhan Venture Investment Co., Ltd.		59,944	60,000	-	(60,000)	56	60,000
	~~W~~	5,322,025	270,000	-	(790,300)	4,985	4,806,710

		December 31, 2024
		Beginning balance	Lending	Acquisition (*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,933,452	-	-	(460,000)	97,138	2,570,590
Shinhan Securities Co., Ltd		1,072,565	-	-	-	158,770	1,231,335
Shinhan Capital Co., Ltd		1,073,011	-	-	(70,000)	46,450	1,049,461
Shinhan Asset Trust Co. Ltd.		-	100,000	150,000	-	725	250,725
Shinhan Savings Bank		150,000	-	-	-	-	150,000
Shinhan DS		14,949	10,000	-	(15,000)	21	9,970
Shinhan Venture Investment Co., Ltd.		59,528	70,000	-	(70,000)	416	59,944
	~~W~~	5,303,505	180,000	150,000	(615,000)	303,520	5,322,025

(*1) The purchase amount of hybrid bonds issued by subsidiaries.

(*2) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions (continued)

(e) Management Compensation

Compensation for key management executives for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Short-term employee benefits	~~W~~	1,076	1,205
Severance benefits		32	32
Share-based payment expenses (*)		340	986
	~~W~~	1,448	2,223

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(f) Shinhan Securities Co., Ltd., the subsidiary, acquired bonds of both ~~W~~ 1,450 billion and ~~W~~ 1,150 billion issued by the Company for the three-month periods ended March 31, 2025 and 2024, respectively.

(g) As of the three-month periods ended March 31, 2025, the deposit of credit card use provided by Shinhan Card Co., Ltd., a subsidiary company, is ~~W~~ 4,000 million.

25. Events after the reporting period

The Company decided to pay a quarterly dividend of ~~W~~570 per share for common stock at the board of directors on April 25, 2025. The total amount of dividends is ~~W~~ 278,127 million, and the dividend base date is May 2, 2025.